UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

JAKKS Pacific, Inc.

(Name of Issuer)

Common Shares, $0.001 par value per share

(Title of Class of Securities)

47012E106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	☐	Rule 13d-1(b)
	☒	Rule 13d-1(c)
	☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47012E106

1.	Names of Reporting Persons ATGAMES of America Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power* 2,500,767
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power* 2,500,767

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 2,500,767
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 7.1%
12.	Type of Reporting Person (See Instructions) CO

*	See Item 4 below.

CUSIP No. 47012E106

1.	Names of Reporting Persons Dr. Ping-kang Hsiung
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power* 2,500,767
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power* 2,500,767

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 2,500,767
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 7.1%
12.	Type of Reporting Person (See Instructions) IN

*	See Item 4 below.

CUSIP No. 47012E106

1.	Names of Reporting Persons Yungwei (Jodie) Lee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power* 2,500,767
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power* 2,500,767

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 2,500,767
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 7.1%
12.	Type of Reporting Person (See Instructions) IN

*	See Item 4 below.

Item 1.
	(a)	Name of Issuer JAKKS Pacific, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 2951 28th Street Santa Monica, California
Item 2.
	(a)	Name of Person(s) Filing 1. ATGAMES of America Inc. 2. Dr. Ping-kang Hsiung 3. Yungwei (Jodie) Lee

(b)

Address of Principal Business Office or, if none, Residence

1. 2228 East Maple Avenue, El Segundo, California 90245

2. 2228 East Maple Avenue, El Segundo, California 90245

3. 2228 East Maple Avenue, El Segundo, California 90245

	(c)	Citizenship 1. Delaware 2. Republic of China 3. Republic of China

	(d)	Title of Class of Securities Common Shares, $0.001 par value per share

	(e)	CUSIP Number 47012E106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b), and (c)

Reporting Person	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
ATGAMES of America Inc.	0	2,500,767	2,500,767	7.1%*
Dr. Ping-kang Hsiung	0	2,500,767	2,500,767	7.1%*
Yungwei (Jodie) Lee	0	2,500,767	2,500,767	7.1%*

*	Based upon information contained in the Form 10-Q that the Issuer filed with the Securities and Exchange Commission on November 12, 2019, reflecting 35,210,371 common shares, par value $0.001 per share, of the Issuer outstanding as of November 12, 2019.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2020

ATGAMES of America Inc.

By:	/s/ Ping-kang Hsiung
Name:	Ping-kang Hsiung
Title:	Chief Executive Officer

Dr. Ping-kang Hsiung
/s/ Ping-kang Hsiung

Yungwei Lee

/s/ Yungwei Lee